SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006 or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to
Commission file number 0-25033
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Superior Bancorp 401(k) Plan
(formerly The Banc Corporation 401(k) Plan)
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Superior Bancorp (f/k/a The Banc Corporation)
17 North Twentieth Street
Birmingham, Alabama 35203

Superior Bancorp 401(k) Plan

December 31, 2006 and 2005

Page

Report of Independent Registered Public Accounting Firm as of December 31, 2006 and 2005 and for the year ended December 31, 2006	1

Financial Statements

Statements of Net Assets Available for Plan Benefits	2

Statement of Changes in Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4 - 7

Supplementary Information

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	8

EX-23.1 CONSENT OF CARR, RIGGS & INGRAM, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To Participants and Administrator of Superior Bancorp 401(k) Plan
We have audited the accompanying statement of net assets available for plan benefits of Superior Bancorp 401(k) Plan (formerly The Banc Corporation 401(k) Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for plan benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Carr, Riggs & Ingram LLC
Dothan, Alabama
6/26/2007

Superior Bancorp 401(k) Plan
Statements of Net Assets Available for Plan Benefits

December 31,	2006	2005

Assets
Investments, at fair value	$6,809,182	$6,044,682
Employer contributions receivable	15,868	18,521
Employee contributions receivable	29,130	32,322

Net assets available for Plan benefits	$6,854,180	$6,095,525

See accompanying notes to financial statements

Superior Bancorp 401(k) Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2006

Additions
Additions to net assets attributed to:
Investment Income
Net appreciation in fair value of investments	$69,747
Interest	5,826
Dividends	298,884

Total Investment Income	374,457

Contributions
Forfeitures	23,641
Participant contributions	1,107,740
Company contributions	609,883
Transfer-in / rollovers	22,551

Total Contributions	1,763,815

Total additions	2,138,272

Deductions
Deductions to net assets attributed to:
Benefits paid to participants	(1,377,574)
Administrative expenses	(2,043)

Total deductions	(1,379,617)

Net increase	758,655

Net assets available for Plan benefits at beginning of year	6,095,525

Net assets available for Plan benefits at end of year	$6,854,180

See accompanying notes to financial statements

Superior Bancorp 401(k) Plan
Notes to Financial Statements
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The financial statements of Superior Bancorp 401(k) Plan (the Plan), formerly The Banc Corporation 401(k) Plan, have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
Superior Bancorp (the Company’s) common stock is traded on the Nasdaq Global Market under the trading symbol “SUPR” and investments in the Company’s stock are valued using the closing price on the last business day of the plan year. Cash and cash equivalents are stated at fair value, which is approximated by cost. Investments in the mutual fund investments are stated at fair value based on participation units owned by the Plan. Fair values of the participation units owned by the Plan in the mutual fund investments are based on quoted redemption values on the last business day of the Plan year as determined by FAS Corp (the Custodian). Participant loans are valued at their outstanding balance, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
NOTE 2 — DESCRIPTION OF PLAN
The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan, which covers employees of the Company who have attained age 21 and are employed as of the enrollment dates of either January 1st or July 1st of each year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
See accompanying notes to financial statements

Superior Bancorp 401(k) Plan
Notes to Financial Statements
NOTE 2 — DESCRIPTION OF PLAN (CONTINUED)
Contributions
Each year, participants may contribute up to 100% of pretax annual compensation, as defined in the Plan subject to Internal Revenue Service (IRS) limits. Participants direct the investment of their contributions into various investment options offered by the plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective January 1, 2005, the Plan became a safe harbor plan under the Internal Revenue Code regulations. Under the new plan description, the employer matching contribution is equal to 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions. The Company contributed $609,883 and $544,089 to the Plan in 2006 and 2005 respectively.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. There is immediate vesting of the employer matching contributions made after January 1, 2005. Prior to 2005, vesting in the Company contribution portion of their accounts plus actual earnings thereon was based on years of continuous service. A participant was 100 percent vested after five years of credited service.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce the Company’s discretionary matching contributions in accordance with the Plan agreement. During 2006, $23,641 was used in forfeitures to reduce the Company’s discretionary matching contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Participant Loans
Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years unless the loan is for the purchase of a primary residence. In such case, the term of the loan shall be determined by the Company based on maturity dates for similar loans in the local area. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through monthly payroll deductions.
See accompanying notes to financial statements

Superior Bancorp 401(k) Plan
Notes to Financial Statements
NOTE 2 — DESCRIPTION OF PLAN (CONTINUED)
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.
Payment of Benefits
Upon termination of service, death, disability, or retirement, a participant may receive a lump-sum amount equal to the vested value of his or her account, or periodic equal installments for a period not to exceed the joint and last survivor life expectancy of the participant and the participant’s beneficiary or an annuity.
Administrative Expenses
The Company pays all administrative expenses, other than custodial fees, on behalf of the Plan. Custodial fees are paid by the Plan.
NOTE 3 — PARTIES-IN-INTEREST TRANSACTIONS
On On May 1, 2006, Sterne, Agee and Leach Group, Inc. became the trustee for the Plan's investments while FAS Corp remained as the Plan's record keeper for the Plan's investments. Certain plan investments are units of mutual fund investments managed by Federated Retirement Services who has outsourced the record keeping duties to FAS Corp. One of the investment vehicles in the Plan is Superior Bancorp common stock. The Company pays for all legal, accounting, and other services on behalf of the Plan.
NOTE 4 — INCOME TAX STATUS
Effective November 1, 2006, the Plan adopted the proto-type 401(k) plan of the Trust Company of Sterne, Agee and Leach, Inc. (“Sterne”). The IRS has determined and informed Sterne by a letter dated November 19, 2001, that the prototype 401(k) plan used by the Plan is designed in accordance with the applicable requirements of the Internal Revenue Code. The Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
See accompanying notes to financial statements

Superior Bancorp 401(k) Plan
Notes to Financial Statements
NOTE 5 — INVESTMENTS
The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

December 31,	2006	2005

Federated Capital Preservation Fund	$1,725,203	$1,383,294
Federated Total Return Bond A	864,690	952,432
Superior Bancorp Employer Stock	1,887,213	1,851,456
Baron Growth Fund	427,041	350,876
During 2006, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated/(depreciated) in fair value as determined by quoted market prices as follows:

December 31,	2006	2005

Superior Bancorp common stock	$(10,996)	$429,222
Mutual fund investments	80,743	(23,828)

	$69,747	$405,394

NOTE 6 — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
See accompanying notes to financial statements

Supplementary Information

Superior Bancorp 401(k) Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Plan Sponsor EIN: 63-1201350
Plan Number 001

(a)	( b )	( c )	( d )	( e )
	Identity of issue,
	borrower, lessor, or
	similar party	Description of investment	Cost	Current value

*	Superior Bancorp	Superior Bancorp Common Stock	Omitted cost	$1,887,213
			with respect to
*	Federated	Federated Conservative Allocation IS	participant directed	21,199
			transactions
*	Federated	Federated Moderate Allocation Fund IS	under an individual	59,057
			account plan
*	Federated	Federated Capital Preservation Fund		1,725,203

*	Federated	Federated GNMA Trust SS		59,418

*	Federated	Federated Total Return Bond A		864,690

*	American Century	American Century Equity Income Advisor Class		192,854

*	Baron Funds	Baron Growth Fund		427,041

*	Touchstone Funds	Touchstone Diversified Small Cap Value Z		206,344

*	Federated	Federated Stock Trust		60,471

*	Federated	Federated Kaufmann Fund		125,879

*	Federated	Federated Capital Appreciation Fund		325,838

*	Federated	Federated Mid-Cap Index IS		267,071

*	Federated	Federated Max-Cap Index Fund		58,417

*	Janus	Janus Advisor Forty Class S		150,138

*	Federated	Federated International Equity Fund A		106,255

*	Federated	Federated International Small Company Fund A		136,818

*	Participant Loans	Interest rates ranging from 5% to 6%		114,693

*	Forfeiture/Asset Holding Balance			20,583

				$6,809,182

*	Party-in-interest as defined by ERISA
See report of independent registered public accounting firm

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Superior Bancorp 401(k) Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

SUPERIOR BANCORP 401(K) PLAN

By	/s/ Ellen Casey
Ellen Casey Administrator
Dated: June 29, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit

23-1	Consent of Carr, Riggs & Ingram, LLC